UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RETALIX LTD.
(Name of Subject Company)

RETALIX LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

HUGO GOLDMAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
RETALIX LTD.
10 ZARHIN STREET
RA'ANANA 43000, ISRAEL
+972-9-776-6696
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Adam M. Klein, Adv.	Howard E. Berkenblit, Esq.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.	Sullivan & Worcester LLP
2 Weizmann Street	One Post Office Square
Tel Aviv 64239, Israel	Boston, MA 02109
(972) 3-608-9999	(617) 338-2800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto and incorporated herein are the following items mailed to the Registrant’s shareholders:

Registrant’s Notice of Annual Meeting of Shareholders and Proxy Statement, dated September 17, 2009, attached as Exhibit 99.1 hereto, together with the following appendices thereto:

(a)	Appendix A – 2009 Share Incentive Plan, attached as Exhibit 99.1(a) hereto.

(b)	Appendix B – Share Purchase Agreement, attached as Exhibit 99.1(b) hereto.

(c)	Appendix C – Form of Management Agreement, attached as Exhibit 99.1(c) hereto.

(d)	Appendix D – Form of Registration Rights Agreement, attached as Exhibit 99.1(d) hereto.

(e)	Appendix E – Separation Agreement, attached as Exhibit 99.1(e) hereto.

(f)	Appendix F – Form of Indemnification Agreement, attached as Exhibit 99.1(f) hereto.

(g)	Appendix G – Opinion of Oppenheimer & Co. Inc., attached as Exhibit 99.1(g) hereto.

The Share Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Registrant. The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Share Purchase Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under the Share Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Registrant or any other party to the Share Purchase Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in the Registrant’s public disclosures.

IMPORTANT NOTICES:

        THE SECURITIES OFFERED IN THE PRIVATE PLACEMENT (AS DEFINED IN THE ATTACHED PROXY STATEMENT) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

        THIS REPORT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE INVESTORS (AS DEFINED IN THE ATTACHED PROXY STATEMENT) HAVE NOT YET COMMENCED THE TENDER OFFER (AS DESCRIBED IN THE ATTACHED PROXY STATEMENT). INVESTORS AND SHAREHOLDERS OF THE REGISTRANT ARE ENCOURAGED TO READ EACH OF THE TENDER OFFER STATEMENT OF THE INVESTORS AND THE RECOMMENDATION STATEMENT OF THE REGISTRANT WHEN EACH BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. INVESTORS AND SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE WHEN THEY ARE AVAILABLE ON THE SEC’S WEB SITE (WWW.SEC.GOV) AND AT NO CHARGE FROM THE REGISTRANT AND THE INVESTORS.